
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 7, 2013

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 7, 2013, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2013 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: November 7, 2013

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 7, 2013

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 7, 2013.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 7, 2013—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2013, of $24.4 million, or $1.05 per share, compared to $23.6 million, or $1.02 per share, for the same period in the prior year.

For the quarter ending Sept. 30, 2013, the company benefitted from higher gas sales volumes of 4.3% reflecting higher customer demand during the third quarter of 2013. Also contributing to earnings during the quarter was the benefit of the carrying costs on the construction of the environmental controls at the Columbia Energy Center and savings from the continuation of MGE's ongoing effort to manage costs.

The company also experienced a 2.7% decrease in electric retail sales reflecting lower customer demand. The decline in customer demand was driven by a return to more normal weather in 2013 compared to unusually warm weather in 2012. The July 2013 average temperature of 71.9 degrees was 9.8% lower than the average temperature of 79.7 degrees in July 2012. The normal average temperature in July is 72.4 degrees.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 140,000 customers in Dane County, Wis., and purchases and distributes natural gas to 145,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

Three Months Ended September 30,	2013	2012
Operating revenue	$140,099	$137,838
Operating income	$39,900	$39,888
Net income	$24,353	$23,642
Earnings per share (basic and diluted)	$1.05	$1.02
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Nine Months Ended September 30,	2013	2012
Operating revenue	$435,624	$404,318
Operating income	$102,025	$93,413
Net income	$60,828	$53,960
Earnings per share (basic and diluted)	$2.63	$2.33
Weighted average shares outstanding (basic and diluted)	23,114	23,114

Contact
Steve Kraus
Manager - Media Relations
608-252-7907